Designated Filer:  Warburg Pincus Private Equity IX, L.P.
Issuer & Ticker Symbol:   NYFIX, Inc. (NYFX)
Date of Event Requiring Statement:  October 12, 2006


                                                                    Exhibit 99.1

                            Explanation of Responses:

(1) This Form 3 is filed on behalf of Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership ("WP IX"), Warburg Pincus IX, LLC, a New York limited liability company ("WP IX LLC"), Warburg Pincus Partners LLC, a New York limited liability company ("WPP LLC"), Warburg Pincus LLC, a New York limited liability company ("WP LLC"), Warburg Pincus & Co., a New York general partnership ("WP"), and Messrs. Charles R. Kaye and Joseph P. Landy (collectively, the "Reporting Persons").

(2) The Series B Voting Convertible Preferred Stock ("Preferred Stock") is convertible, in whole or in part, at any time and from time to time at the holder's election. At any time after April 12, 2008, the Preferred Stock is convertible at the option of the Issuer, in whole or in part, if the price per share of the Issuer's common stock, par value $0.001 per share ("Common Stock") reaches certain levels. The conversion rights do not expire.

(3) Each share of Preferred Stock is initially convertible into 10 shares of Common Stock at an initial conversion price of $5.00 per share, subject to certain adjustments in accordance with the terms of the Preferred Stock.

(4) WP IX is the direct record owner of 1,500,000 shares of Preferred Stock. The sole general partner of WP IX is WP IX LLC. WPP LLC is the sole member of WP IX LLC. WP is the managing member of WPP LLC. WP LLC manages WP IX. Charles R. Kaye and Joseph P. Landy are each Managing General Partners of WP and Co-Presidents and Managing Members of WP LLC. By reason of the provisions of Rule 16a-1 of the Securities Exchange Act of 1934 (the "Act"), WP, WP LLC, WPP LLC, WP IX LLC, Mr. Kaye and Mr. Landy may be deemed to be the beneficial owners of any securities that may be deemed to be beneficially owned by WP IX. Each of WP, WP LLC, WPP LLC, WP IX LLC, Mr. Kaye and Mr. Landy disclaim beneficial ownership of all shares of Preferred Stock except to the extent of any indirect pecuniary interest therein.

(5) The Warrant to Purchase Common Stock (the "Warrant") is convertible at any time, in whole or in part, at the holder's option until 5:00 p.m. Eastern Time on October 12, 2016, at which point the Warrant expires.

(6) The warrant price for each share of Common Stock is initially equal to $7.50 per share, subject to certain adjustments in accordance with the terms of the Warrant.

(7) WP IX is the direct record owner of the Warrant. The sole general partner of WP IX is WP IX LLC. WPP LLC is the sole member of WP IX LLC. WP is the managing member of WPP LLC. WP LLC manages WP IX. Charles R. Kaye and Joseph P. Landy are each Managing General Partners of WP and Co-Presidents and Managing Members of WP LLC. By reason of the provisions of Rule 16a-1 of the Act, WP, WP LLC, WPP LLC, WP IX LLC, Mr. Kaye and Mr. Landy may be deemed to be the beneficial owners of any securities that may be deemed to be beneficially owned by WP IX. Each of WP, WP LLC, WPP LLC, WP IX LLC, Mr. Kaye and Mr. Landy disclaim beneficial ownership of the Warrant except to the extent of any indirect pecuniary interest therein.


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